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EXHIBIT 4.10

                              CONSULTING AGREEMENT

         CONSULTING AGREEMENT between Genius Products, Inc (the "Company") and Drew Emmer ("Consultant") dated as of July 30, 2002 (the "Agreement").

         WHEREAS, the Company wishes to engage Consultant to solicit sales of the Company's products and Consultant wishes to be so engaged (the "Services") for a period of approximately six months;

         NOW THEREFORE, in consideration of the mutual covenants set forth herein and for other good and valuable consideration the adequacy and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

SECTION 1. SERVICES TO BE PROVIDED BY CONSULTANT. As of the date hereof, Consultant shall solicit sales of the Company's Baby Genius and Kid Genius products and the Company's lifestyle/interactive programs.

SECTION 2.        PAYMENT BY THE COMPANY.

         a) ISSUANCE OF COMMON STOCK. In lieu of a monthly retainer, the Company will issue to Consultant 20,000 shares of the Company's common stock (the "Shares") which will vest as follows: (1) 10,000 shares for Services related to sales of Baby and Kid Genius products to be issued 1,667 shares per month for six months; and (2) 10,000 shares for Services related to the sales of the Company's lifestyle/interactive programs to be issued 3,333 shares per month for three months. The issuances are to commence as of the date of this Agreement and continue to be issued as of each monthly anniversary date of this Agreement. The Shares will be registered by the Company on an S-8 Registration Statement. The Company shall use its best efforts to effect such a registration and deliver Consultant each certificate from its transfer agent as soon as reasonably possible.

         b) COMMISSION. The Company agrees to compensate Consultant with a 7% commission on Net Collected Sales under the terms of this Agreement as outlined below ("Commission"). Net Collected Sales shall be defined as collected revenue less any allowable deductions; i.e, actual returns, markdown monies, ad allowances, reserves for returns by customers, discounts off invoice, chargebacks and/or bad debt.

                  i) If the Agreement is terminated, the Consultant shall only earn a Commission for purchase orders in place at the time of the termination and issued to ship within thirty (30) days from the date of termination in which case Consultant will earn a full Commission for that sale only. The Company may, in its reasonable business judgment, hold a reserve for any anticipated returns from any such sale.


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                  ii)      The Company agrees to remit Commission payments due
                           to Consultant for sales within thirty (30) days of the end of each calendar month. Commission payments shall be based upon receipt the Company's receipt of payments for sales as defined in paragraph "b" above. Commission payments shall be accompanied by a statement which details customer sales and collection activity during the period. Commission payments will be paid by a single check to the principal business address of the Consultant.

SECTION 3. OBLIGATIONS OF CONSULTANT. Consultant shall (1) not engage in any act that the Company determines in its sole discretion may be deemed to be in competition with the Company, including representation, sales or assistance in the development of products that directly compete with the Company's current products or products the Company is planning to develop for sale to its customers or licensees, (2) treat as confidential all Company information disclosed to him by the Company, and Consultant shall return all such information to the Company at the end of this agreement in whatever form such information such may exist, and (3) perform all work for the Company to the highest professional standards. Consultant shall be responsible for the payment of all Consultant's federal, state, local income, social security, and FICA taxes. Consultant acknowledges that the relationship with the Company is one of an independent contractor and not one of employment.

SECTION 4.        TERM AND TERMINATION.

         a) Either party may terminate the Agreement on 30 days' prior written notice, and if not so terminated the Agreement will expire on December 31, 2002, unless renewed for an additional twelve months at the Company's discretion by the Company's providing written notice to Consultant of its intention to renew the Agreement.

         b) Shares issuable prior to the termination date will be issued pro rata for the number of days between the monthly anniversary date and the termination date. The Company's obligation to issue shares will expire as of the termination date of the Agreement.

         c) The Consultant may not engage in any of type of competition with the Company as further described in Section 4(1), above, for a twelve-month period following the termination date of the Agreement.


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SECTION 5.        GOVERNING LAW. This Agreement shall be governed by and
                  construed in accordance with the laws of the State of California without regard to conflict of laws principles. The parties hereby submit to the state and federal courts in San Diego County, California, and waive all defenses to venue or that the forum is inconvenient

                  THE PARTIES WAIVE THEIR RIGHT TO A TRIAL BY JURY IN CONNECTION WITH ANY PROCEEDINGS ARISING OUT OF THIS AGREEMENT.

SECTION 6. MISCELLANEOUS. This Agreement may be executed in counterparts, all of which together shall constitute one and the same instrument. The parties may execute the Agreement by facsimile. This Agreement supersedes all previous oral and written agreements and negotiations relating to the subject matter hereof. This Agreement may not be modified except by an instrument in writing executed by the parties. This Agreement shall inure to the successors and assigns of each party except that no party may assign any of its obligations hereunder without the written consent of the other party. In any proceedings brought hereunder the losing party shall pay all the attorneys' fees and expenses of the other party incurred in such proceedings.

         IN WITNESS HEREOF, the parties have executed this Agreement on the date first written above.

COMPANY:                            GENIUS PRODUCTS, INC

                                    By:    /S/ MICHAEL MEADER
                                        ---------------------------------
                                           Michael Meader, President

CONSULTANT:

                                           /S/ DREW EMMER
                                        ---------------------------------
                                           Drew Emmer